UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 31, 2016

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)
1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.             Other Events

Declaration of Dividend

On December 31, 2016, we announced a daily distribution of $0.0013698630 per share (the “Q1 2017 Daily Distribution Amount”) (which equates to approximately 5.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2017 and ending on March 31, 2017 (the “Q1 2017 Distribution Period”). The distributions are payable to shareholders of record as of the close of business on each day of the Q1 2017 Distribution Period and the distributions are scheduled to be paid on or prior to April 21, 2017. While our manager is under no obligation to do so, the annualized basis return assumes that our manager will declare distributions in the future similar to the distributions disclosed herein.

Asset Updates

Controlled Subsidiary Investment – 1575 Lafayette Denver LLC

On May 12, 2016, we directly acquired ownership of a “majority-owned subsidiary”, 1575 Lafayette Denver LLC (the “Heartwood Lafayette Controlled Subsidiary”), in which we had a right to receive a preferred economic return for a purchase price of $1,600,000 (the “Heartwood Lafayette Investment”). The Heartwood Lafayette Controlled Subsidiary was expected to use the proceeds for the acquisition and renovation of a 41-unit multifamily building located at 1575 Lafayette Street, Denver, CO 80218 (the “Heartwood Lafayette Property”).

On December 19, 2016, we were redeemed for the full amount of the Heartwood Lafayette Investment, including the annualized 14% preferred return thereon. The redemption amount was repaid after the Heartwood Lafayette Controlled Subsidiary successfully refinanced with a new equity investment with a right to a receive a preferred economic return at a much lower single-digit rate. This was due in part to their success in turning over newly renovated units, as well as the reduced risk of the investment at this phase. We believe that refinancing is typical for a project of this nature after certain phases of renovation have concluded and we anticipated from the outset this was a likely exit possibility from our original investment.

Prior to redeeming the Heartwood Lafayette Investment, the sponsor renovated and re-leased twelve of the forty-one units at rates 10% higher than our originally projected rents. The remaining units are on track to be completed during the first half of 2017.

Change of Principal Address

On January 3, 2017, the Company moved its headquarters to 1601 Connecticut Ave., NW, Suite 300, Washington, DC 20009. The Company’s telephone number remains the same, 202-584-0550.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated January 5, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: January 6, 2017

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